UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 28, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

28 May 2019

NEWS RELEASE

ANGLOGOLD ASHANTI ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti is pleased to announce the appointment of Ms Maria Ramos as an independent non-executive director to its board of directors, effective 1 June 2019. Ms Ramos will serve as a member of the Investment Committee and the Social and Ethics and Sustainability Committee.

Ms Ramos has extensive commercial experience within the banking industry and has occupied prominent roles in South Africa, including transforming SA's Treasury into one of the most efficient and effective state departments in the post-apartheid administration. Most recently, Ms Ramos served as the Chief Executive Officer of Absa Group Limited, a diversified financial services group with operations in 12 African markets. She retired at the end of February 2019.

"I'm delighted to welcome Maria to the AngloGold Ashanti Board," AngloGold Ashanti Chairman Sipho Pityana said. "Maria's diverse background and extensive experience will add further depth to the Board's financial and strategic capabilities."

ENDS

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

| Sabrina Brockman | +1 646 880 4526 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 28, 2019

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance